EXHIBIT 6


                        INSURANCE SEPARATION AGREEMENT

                    This AGREEMENT, dated as of the 3rd day of May, 1995, is made by and among The Dow Chemical Company ("Dow"), Hoechst Corporation ("Hoechst"), Marion Merrell Dow Inc. ("MMD") and Dow's three wholly-owned insurance subsidiaries -- Dorinco Reinsurance Company ("Dorinco"), Dorintal Reinsurance Ltd. and Timber Insurance Ltd. (collectively, the "Dow Insurance Subsidiaries") -- hereinafter referred to collectively as "the Parties," and shall be binding upon the successors and assigns of each.

                    WHEREAS, Dow has, for many years, used the combined purchasing power of itself and its subsidiaries to purchase insurance to protect Dow and its subsidiaries against the risk of certain losses by reason of legal liability in the U.S. and elsewhere, thus enabling Dow and its subsidiaries to obtain for themselves enhanced levels of coverage in return for their premium dollars;

                    WHEREAS, the aforementioned policies of
          insurance purchased by Dow provide coverage to, inter alia, the Named Insured, which is defined to include not only Dow but also any domestic or foreign corporation (not specifically excluded) in which Dow owns, or may acquire, directly or indirectly, more than 50% of the combined voting power (later revised to 60% or more of the combined voting power);

                    WHEREAS, Dow's subsidiaries have shared in the purchase costs of the aforementioned policies by paying to Dow an allocated share of the total premium based in part on the subsidiaries' respective levels of loss activity;


                    WHEREAS, Dow acquired a majority voting
          interest in the shares of Merrell Dow Pharmaceuticals,
          Inc. ("MDPI") on or about March 10, 1981, and MDPI
         thereby became a Named Insured under all Dow liability
          insurance policies effective on or after that date;

                    WHEREAS, Dow and its wholly-owned holding companies acquired a majority voting interest in the shares of MMD on or about December 2, 1989, and MMD thereby became a Named Insured under all Dow liability insurance policies effective on or after that date;

                    WHEREAS, as part of the transaction in which Dow acquired a majority interest in MMD, the shares of MDPI were transferred to MMD;

                    WHEREAS, some of the insurance policies
          purchased by Dow contain aggregate limits of liability which are reinstated by payment of an additional premium by the Named Insured;

                    WHEREAS, some of the insurance policies
          purchased by Dow contain a premium feature which is partially retrospective and loss-responsive in nature; i.e., the amount of the premium is determined, in part, by the amounts paid by the insurer, plus applicable reserves established by the insurer;

                    WHEREAS, some of the insurance policies
          purchased by Dow contain a deductible obligation or a self-insured retention, whereby the Named Insured must pay certain amounts;

                    WHEREAS, the costs of purchasing various types of insurance from various companies may be affected by loss experience in a variety of ways;

                    WHEREAS, Hoechst has entered into an agreement to acquire Dow's stock in MMD and Roussel Uclaf S.A. has entered into an agreement to acquire certain Latin
          American pharmaceutical businesses of various Dow subsidiaries;

                    WHEREAS, Hoechst has insurance subsidiaries named Hoechst Celanese Insurance Company and Elwood Insurance Limited and Hoechst A.G. has an insurance subsidiary named Hoechst Versicherungs A.G. (collectively, the "Hoechst Insurance Subsidiaries");

                    WHEREAS, the Parties have divergent views and interests which they wish to resolve by the agreements set forth below concerning their respective obligations to make certain payments and bear certain costs, including but not limited to reinstatement premiums, retrospective premiums, deductibles and retentions, in the event claims are made or suits are brought against MMD and/or its subsidiaries which are or may be covered by various insurance policies purchased by Dow;

                    WHEREAS, the Parties further desire to
          accomplish a partial separation of their insurance interests and to attain a degree of certainty about their respective rights and obligations with respect to insurance coverage and their rights and obligations in the event that existing insurance is insufficient to cover certain claims against them.

                    NOW, THEREFORE, the Parties hereby agree as follows:

                    1.   MMD shall designate its new insurance
          subsidiary ("New Sub") or one of the Hoechst Insurance Subsidiaries (with the subsidiary selected being referred to herein as "Newco"), which will reinsure the Dow Insurance Subsidiaries with respect to all claims made or suits brought against MMD and/or its subsidiaries which are insured or reinsured, directly or indirectly, by the Dow Insurance Subsidiaries under policies identified in Appendix A hereto. The contract of reinsurance to be issued by Newco (the "Newco Reinsurance Contract") will be in a form commonly accepted in the domestic reinsurance industry, written in such manner as to allow the Dow Insurance Subsidiaries to take "reinsurance credit" on their statutory reports. The Newco Reinsurance Contract will be effective January 1, 1995. Newco shall not be liable under the Newco Reinsurance Contract for any sums paid by the Dow Insurance Subsidiaries in respect of any of the claims identified in Appendix B hereto [DOW To Review], nor for any sums paid by Dorinco prior to January 1, 1995 in respect of claims submitted by MMD prior to January 1, 1995.

                    2. The amount to be paid to Newco by the Dow Insurance Subsidiaries as a premium for the reinsurance required by paragraph 1 is $45,000,000 payable after the execution of the Newco Reinsurance Contract and the later of the date Hoechst purchases Dow's stock in MMD as contemplated by the Stock Purchase Agreement referred to in Paragraph 7(a) hereof (the "Effective Date") or, if Newco is New Sub, three business days after notice to the Dow Insurance Subsidiaries of receipt by Newco of its Certificate of Authority.

                    3. This Paragraph 3 shall apply only if New Sub is designated to be Newco. Commencing upon receipt by New Sub of its Certificate of Authority, Dorinco agrees to assist New Sub, at New Sub's election, by retroceding to New Sub certain third party reinsurance. Prior to the year-end renewal period, and at other times as may be appropriate, Dorinco and New Sub shall meet and New Sub shall be given the opportunity to review the proposed Dorinco third party book of business. New Sub shall indicate to Dorinco at that time the Dorinco lines of third party business, if any, in which it seeks to participate by quota share retrocession and the specific amount of ceded premiums it wishes to accept on each line of third party business; provided, however, that in no event shall Dorinco be required to cede more than $25,000,000 in premium on all lines of business in the aggregate to New Sub. New Sub shall also provide Dorinco such other information as Dorinco may reasonably require to determine the nature and extent of New Sub's desired level of quota share participation by retrocession in the specified lines of third party business. Dorinco may write additional reinsurance on the lines of business designated by New Sub and will exercise its reasonable best efforts to cede to New Sub the levels of premiums indicated by New Sub on the lines of third party business designated by New Sub, with New Sub assuming its quota share of premiums, losses and expenses with respect to the reinsurance of the selected lines. Such contracts of reinsurance between Dorinco and New Sub will be in a form commonly accepted in the domestic reinsurance industry, written in such manner as to allow Dorinco to take "reinsurance credit" on its statutory reports. In return for the retrocessions provided by Dorinco, New Sub shall pay to Dorinco a ceding commission equal to one percent of the insurance premiums retroceded to New Sub by Dorinco. Dorinco agrees to provide New Sub with the assistance referenced in this Paragraph 3 for an initial period of three years commencing from New Sub's receipt of its Certificate of Authority, extendable for an additional two years upon mutual agreement of Dorinco and New Sub. New Sub shall have the right to cancel all or any part of any retrocession from Dorinco, effective at the conclusion of any calendar year, provided notice of intent to cancel is received by Dorinco at least six months in advance.

                    4. (a) MMD shall reimburse and indemnify Dow for any and all reinstatement premiums, retrospective premiums, deductibles, retentions, and any other costs incurred and paid by Dow to its insurers under any insurance or reinsurance policy issued to Dow prior to the Effective Date (including policies issued by Dow Insurance Subsidiaries), which result from claims made by MMD and/or its subsidiaries; provided, however, that MMD shall not be required to reimburse or indemnify Dow pursuant to this Paragraph 4 for any amount which will otherwise be paid to Dow or its subsidiaries by Newco pursuant to the Newco Reinsurance Contract or for costs that Dow must pay under Paragraphs 6 through 9 below.

                         (b)  In the event that MMD or one of its
          subsidiaries elects to report a claim or circumstance under the 1994-1995 ACE Insurance Company, Ltd. ("ACE") insurance policy bearing policy number DOW 5115/4 ("the 1994-1995 ACE Policy"), with respect to claims by MMD or one of its subsidiaries, then MMD agrees to make all Loss Recoverable Payments, as defined in the 1994-1995 ACE Policy, which result from amounts paid by ACE to MMD or one of its subsidiaries. Except as set forth elsewhere in subparagraphs 4(a) and (b), any other premium adjustments on insurance policies purchased or renewed by Dow on or after the Effective Date shall be the sole responsibility of Dow and will not be chargeable to MMD or one of its subsidiaries.

                    5.   Dow shall provide MMD with quarterly
          reports indicating any amounts paid by Dow and due from MMD pursuant to Paragraph 4. MMD shall pay Dow any undisputed amount specified in any such report within 30 days of MMD's receipt of any such report. MMD shall, upon reasonable notice to Dow, have the right to audit documentation, including relevant invoices and checks, supporting such reports. Any disputes under Paragraph 4 will be subject to binding arbitration.

                    6.   One of the Dow Insurance Subsidiaries
          (that Dow Insurance Subsidiary is referred to hereafter as the "Dow Insurance Subsidiary") will issue an insurance policy in form and substance reasonably satisfactory to Hoechst, Dow and the Dow Insurance Subsidiary, which policy shall include the terms and conditions described below, and shall indemnify the Covered Entities (as defined below) against Losses (as defined below) incurred and paid by the Covered Entities in excess of an aggregate of $150 million of Losses arising from Claims (as defined below) against Covered Entities now-pending or asserted during the fifteen years subsequent to the Effective Date resulting from or relating to an anti-nauseant drug sold under trademarks Bendectin, Debendox, Lenotan, Merbental and Dectamin ("the Bendectin Policy"). It is agreed that any expenditures by MMD before the date of this Agreement made on account of Claims resulting from or related to Bendectin shall not be "Losses" unless they are included on Schedule 6(a). Such expenditures on Schedule 6(a) shall be Losses only to the extent that such expenditures are verified by Dow and not paid by insurance.

                    7.   The Bendectin Policy shall include the
          following terms and conditions:

                         (a)  "Covered Entities" shall include (i)
               Hoechst A.G. and its subsidiaries and affiliates to the extent that they own directly or indirectly any of the entities or businesses acquired by Hoechst in its acquisition of MMD pursuant to the Agreement and Plan of Merger, dated as of May 3, 1995, by and among Hoechst, H Pharma Acquisition Corp. ("Acquisition"), Dow and MMD and the Stock Purchase Agreement, dated as of May 3, 1995, by and among Hoechst, Acquisition, Dow and certain subsidiaries of Dow (the "Stock Purchase Agreement"); (ii) Roussel Uclaf S.A. ("Roussel Uclaf") and its affiliates and subsidiaries to the extent that they own directly or indirectly any of the entities or businesses acquired directly or indirectly by Roussel Uclaf pursuant to the Purchase Agreement, dated May 3, 1995 among Latin American Pharmaceutical Inc., Dow Quimica Argentina S.A., Dow Quimica Mexicana S.A., Dow Productos Quimicos LTDA, Mineracao e Quimica de Nordeste, Dow Quimica S.A., Merrell Lepetit Farmaceutica Industrial LTDA, Laboratorios Lepetit de Mexico S.A. de C.V. and Roussel Uclaf (the "LAPG Purchase Agreement");
               (iii) MMD and all of its present and former subsidiaries; and (iv) all successors and assigns of the entities referred to in clauses (i), (ii) and
               (iii) above; provided, however, that their Claims under the Bendectin Policy must relate to the products sold prior to the Effective Date under the trademarks Bendectin, Debendox, Lenotan, Merbental and Dectamin (collectively "Bendectin").

                         (b)  The Bendectin Policy will be subject
               to an aggregate limit of liability of $250 million so that the Dow Insurance Subsidiary that issues the Bendectin Policy will have no obligation under the Bendectin Policy to pay more than $250 million.
               This limit of liability shall not be reduced by any costs or expenses of the Dow Insurance Subsidiaries in administration of claims under the Bendectin Policy or by salaries or other expenses of employees of Dow or the Dow Insurance Subsidiaries.

                         (c)  The Bendectin Policy will be subject
               to a per occurrence limit of $250 million.

                         (d)  "Claims" shall include only those
               claims made by specific individuals (including, without limitation, class actions) arising from or derived from use of a product (including, without limitation, claims of loss of consortium or inherited disease or birth or other defect or increased risk of disease or birth or other defect inherited, directly or indirectly from a user of
               such product).   Subject to the limitations in the
               immediately preceding sentence, "Claims" shall include those alleging, without limitation, bodily injury, mental and emotional injury (including fear of cancer or other disease or defect and increased risk of cancer or other disease or defect), as well as claims seeking medical monitoring.

                         (e)  "Loss" or "Losses" shall include all
               out-of-pocket payments with respect to settlements, compensatory, statutory and punitive damages, and hospital and medical expenses, as well as fees, costs and expenses of the investigation, adjustment, defense and appeal of any Claim. "Losses" shall not include costs or expenses of Covered Entities in administration of Claims or salaries of employees of the Covered Entities.

                         (f)  Subject to subparagraph 7(j) below,
               beginning on the Effective Date and on each of the fourteen subsequent anniversaries of the Effective Date, MMD shall pay to the Dow Insurance Subsidiary that issued the Bendectin Policy an annual premium of $100,000.

                         (g)  Subject to the remainder of this
               subparagraph, the Covered Entities have the sole right to control the defense of all Claims. Before the $150 million retention under the Bendectin Policy is exhausted, MMD will give notice to and consult with Dow and the Dow Insurance Subsidiary concerning settlements of Claims arising from or related to Bendectin in excess of $5 million. The Covered Entities will not settle any Claims arising from or related to Bendectin after the $150 million retention under the Bendectin Policy is exhausted without the consent of Dow Insurance Subsidiary, which will not be unreasonably withheld. In the event that the Covered Entity and the Dow Insurance Subsidiary cannot agree on an appropriate settlement of the Claim, the matter shall be submitted to binding arbitration before a practitioner experienced in product liability defense or a retired judge, in either case mutually agreeable to the Dow Insurance Subsidiary and the Covered Entity. In the event the Dow Insurance Subsidiary and the Covered Entity cannot agree upon the selection of an arbitrator, the Dow Insurance Subsidiary and the Covered Entity shall jointly ask JAMS/Endispute, or its successor, to select a qualified arbitrator.
               The decision of the arbitrator as to the action to be taken shall be final and binding on both the Dow Insurance Subsidiary and the Covered Entity.

                         (h)  The term "Loss" shall not include any
               payment by the Covered Entities that is actually reimbursed by any third party insurer (net of charge backs to the Covered Entities of any kind, which charge backs shall include, without limitation, reinstatement premiums, retrospective premiums, deductibles, retentions, any payments by MMD or its subsidiaries under paragraph 4 above and any other costs incurred to obtain payment under any insurance policy) pursuant to insurance in existence on the Effective Date (other than the Bendectin Policy or insurance that is ceded by the Dow Insurance Subsidiaries to Newco under the Newco Reinsurance Contract). The Dow Insurance Subsidiary shall have the right to decline to allow a deduction from insurance recoveries for the costs of further prosecution by the Covered Entities of an insurance coverage action which the Dow Insurance Subsidiary deems to be unreasonable; provided, however, that this sentence applies only to the extent that the fees and costs of such insurance coverage action exceed the Covered Entity's recovery. The Bendectin Policy shall be null and void with respect to a particular Loss to the extent that such Loss is covered and paid (after giving effect to all applicable charge backs of the types described above) by any insurance other than the Bendectin Policy and insurance ceded by Dow or its subsidiaries to Newco under the Newco Reinsurance Contract.

                         (i)  A Claim relating to conduct of a
               business or entity acquired by any of the Covered Entities after the Effective Date, except to the extent that such business or entity is or becomes a successor or assign of the liabilities of any of the Covered Entities, shall not give rise to a Loss under this Agreement or the Bendectin Policy. In connection with any sale or transfer of all or part of any of the Covered Entities, the Covered Entities in their sole discretion, may assign, in whole or in part, the rights to, along with related obligations under, the Bendectin Policy to such buyer or transferee.

                         (j)  Hoechst shall have the right to
               cancel the Bendectin Policy at any time, in which case the Dow Insurance Subsidiary that issued the Bendectin Policy shall refund to Hoechst the pro rata portion of the $100,000 annual premium allocated to the remainder of the policy year, and the issuer of the Bendectin Policy shall have no further liability or obligation to make any future payment of any kind under the Bendectin Policy, except with respect to Claims asserted against the Covered Entities and noticed to the Dow Insurance Subsidiary on or before the date of cancellation.

                         (k)  The determination of which Dow
               Insurance Subsidiary shall issue the Bendectin Policy required by Paragraphs 6 and 7 shall be made by Dow and the Dow Insurance Subsidiaries solely in their discretion, and Dow shall guaranty the payment obligations of the Dow Insurance Subsidiary that issues the Bendectin Policy. If, and only if, the full $250 million in coverage available under the Bendectin Policy has been paid so that the $250 million aggregate limit of that policy is exhausted, Dow agrees that it then will reimburse the Covered Entities for 50% of any additional payments made by the Covered Entities for Losses arising from Claims against Covered Entities resulting from or related to Bendectin which are now-pending or asserted within the 15-year period ending on the fifteenth anniversary of the Effective Date.

                    8. Gruppo Lepetit, S.p.A. (with its present and former subsidiaries, and all of their successors and assigns, referred to herein as "Lepetit") is a subsidiary of MMD. While Dow does not believe that Lepetit has any material exposure to Claims (as defined in Paragraph 7(d)) resulting from its sale or distribution of breast implants, in order to facilitate the sale of MMD and its subsidiaries to Hoechst and the closing of the LAPG Purchase Agreement, Dow will pay to Hoechst or its designee, subject to the limitations set forth below, $55 millon on the Effective Date, which may be used by Hoechst for any purpose. In connection with this payment, Hoechst shall establish an account for record-keeping purposes only with the following characteristics:

                         (a)  For record of account purposes, the
               initial amount of the account shall be $55 million.

                         (b)  For record of account purposes, the
               account, as adjusted from time to time pursuant to subparagraph (c) below, shall bear interest compounded annually at an interest rate equal to the average yield-to-maturity of a U.S. treasury bond with 20 years remaining to maturity in effect as of the fifth business day prior to the Effective Date.

                         (c)  For record of account purposes, if
               and when Lepetit has made payments for Losses arising from Claims that result from or relate to breast implants and that arise from activities of Lepetit prior to the Effective Date ("Breast Implant Claims"), the account shall be reduced by the amount of such payments. An expenditure will not be a payment for purposes of the preceding sentence to the extent Lepetit is reimbursed by any third party insurance or pursuant to Paragraph 9 hereof (other than insurance ceded by the Dow Insurance Subsidiaries to Newco under the Newco Reinsurance Contract) in existence on the Effective Date (it being agreed that any such reimbursement shall be reduced by the amount of all applicable charge backs of the types referred to in paragraph 7(h) above). There shall be no other deductions from the account.
          Hoechst shall on a yearly basis, beginning one year from the Effective Date, give Dow a statement of this account. Dow shall have the right to audit the account on a yearly basis. On the first business day following the twentieth anniversary of the Effective Date, Hoechst shall pay Dow an amount equal to any balance in the account net of reserves established by an actuarial estimate performed by a mutually agreed-upon independent actuary with respect to each then-pending Claim. Upon final resolution of any Claim for which a reserve has been established, an amount equal to the remaining reserve, if any, after payment of all Losses applicable to such Claim, shall be paid to Dow. When all such reserved Claims have been finally resolved, an amount equal to the remaining reserve, if any, shall be paid to Dow immediately. In the event that the total reserve established at the end of 20 years proves insufficient to cover the total Losses for the open Claims reserved at the end of 20 years, Dow shall be obligated to pay to Hoechst an amount equal to the deficiency of the reserve but in no case more than the amount that was refunded to Dow as provided above after the expiration of the twenty year period. In the event that Hoechst receives a recovery from an insurer with respect to a Loss or portion of a Loss which was previously charged against the record account, the amount of such recovery (but not to exceed the portion of the Loss previously charged against the account) shall be paid to Dow by Hoechst.

                    9.   Dow has in effect a $50 million excess
          insurance policy (Policy No. XLUMB-00167) issued by XL Insurance Company, Ltd. ("XL") for the policy year 1993-1994 ("the 1993-1994 XL Policy"). Lepetit and MMD are insured under the 1993-1994 XL Policy, and Dow, various Dow subsidiaries other than Lepetit and MMD, and Lepetit and MMD each believe that they are entitled to coverage under the 1993-1994 XL Policy. Dow shall pay any charges required to extend the period for Lepetit to report claims resulting from or related to Breast Implant Claims under the 1993-1994 XL Policy. In the event that Dow or any of its subsidiaries or affiliates receives any payment from XL that reduces limits available to Lepetit (and only Lepetit) under the 1993-1994 XL Policy (or any successor thereto), Dow shall obtain and maintain, at its own expense, insurance from XL, one of the Dow Insurance Subsidiaries or any other insurance company under which the insurer shall agree to pay to Lepetit any amount which would have been payable under the 1993-1994 XL Policy (or the applicable successor policy) but for the fact that some portion of the $50 million limits available under that policy (or the applicable successor policy) was depleted by payments by XL (or the successor insurer) to Dow or one of its subsidiaries other than Lepetit. Notwithstanding anything provided herein, Dow will take all actions and pay all expenses necessary to preserve the XL Policy for Lepetit or, at its sole option, Dow may obtain from one of the Dow Insurance Subsidiaries or any other insurer, and maintain, at its own expense, an insurance policy providing Lepetit with the same benefits, on the same terms and conditions, as the 1993-1994 XL Policy with policy limits reduced from $50 million to reflect any amounts already paid to Lepetit under the 1993-1994 XL Policy. Dow shall guaranty the payment of any insurer under any policy obtained by Dow to satisfy its obligations under this Paragraph 9, including the obligations of XL under the 1993-1994 XL Policy. Because Dow's obligation under this Paragraph 9 shall be to provide Lepetit (through the 1993-1994 XL Policy or otherwise) a full $50 million of coverage, which shall not be reduced except by payments to Lepetit, any payment to XL or any successor to XL that is necessary under the 1993-1994 XL Policy (or any successor policy) to achieve access to the full $50 million of coverage (less payments to Lepetit), including, without limitation, reinstatement or retrospective premiums, will be made by Dow. Dow's obligations under this Paragraph 9 shall continue until all Claims asserted on or before twenty years from the Effective Date have been disposed of or otherwise satisfied. For purposes of paragraphs 8 and 9, Lepetit shall include Gruppo Lepetit, S.p.A. and all of its present or former subsidiaries and all of its respective successors and assigns. In connection with any sale or transfer of all or part of Lepetit, Lepetit may, in its sole discretion, assign, in whole or in part, the rights to, along with related obligations under, this Paragraph 9 to such buyer or transferee.

                    10. Additional details concerning the agreed-upon effects of this Agreement and the sale of MMD and its subsidiaries upon certain insurance policies covering MMD and its subsidiaries are set forth in Appendix C. To the extent there is any conflict between Appendix C and this Agreement, this Agreement shall govern. The Parties agree that Dow shall relinquish any rights it has under insurance policies issued to the entities or businesses acquired by Hoechst under the Stock Purchase Agreement but only with respect to time periods such policies were in effect prior to the time such entities or businesses were acquired by Dow, including without limitation, such pre-acquisition insurance policies issued to Richardson-Merrell Inc., Marion Labs Inc., The Rugby Group, Inc. and Gruppo Lepetit, S.p.A. and their predecessors.

                    11. This Agreement does not affect the Covered Entities' rights to coverage under any insurance or reinsurance policy purchased by Dow which formerly provided or currently provides coverage to the Covered Entities. With respect to such policies issued by the Dow Insurance Subsidiaries, the Dow Insurance Subsidiaries agree that they will continue the practices established in the past with respect to such policies. Dow will use reasonable best efforts to assist the Covered Entities in presenting and collecting claims under policies issued to Dow by third party insurers. Within 90 days of the execution of this Agreement, Dow will provide to Hoechst copies of all Dow insurance policies which formerly provided or currently provide coverage to any of the Covered Entities. Dow shall on a yearly basis give Hoechst a statement indicating the status of exhaustion of all such policies and Hoechst shall have the right to audit upon reasonable notice to Dow.

                    12. Hoechst, MMD and their subsidiaries will exercise their reasonable best efforts to recover any insurance which will inure, directly or indirectly, to the benefit of Dow or its subsidiaries, including without limitation the Dow Insurance Subsidiaries, under this Agreement. This Paragraph shall not be interpreted to require the Covered Entities to file or prosecute any legal proceedings against their insurers. In the event that a Covered Entity elects not to prosecute a lawsuit for such insurance recoveries and Dow elects to pursue such an action, the following rules shall apply concerning recoveries obtained by Dow:

                         (a)  With respect to recoveries arising
          from Losses resulting from or related to Bendectin:

                              (1)  to the extent that the $150
          Million retention under the Bendectin Policy is not yet exhausted, the Covered Entity will receive the recovery, net of the fees and expenses paid by Dow in pursuing the coverage action and the Covered Entities' $150 Million retention under the Bendectin Policy will be increased by the same amount;

                              (2)  to the extent that the $150
          Million retention under the Bendectin Policy is exhausted and the Dow Insurance Subsidiary has paid the Covered Entity the underlying Loss, the Dow Insurance Subsidiary will receive the recovery and the Dow Insurance Subsidiary will be responsible for all fees and expenses of pursuing the coverage action; and

                              (3)  to the extent that the $250
          Million limit of the Bendectin Policy is exhausted and Dow has paid the Covered Entity 50 percent of the underlying Loss, the Covered Entity will receive 50 percent of the recovery, net of 50 percent of the fees and expenses of pursuing the coverage action, and Dow will keep the remainder of the recovery.

                         (b)  With respect to recoveries arising
          from Losses resulting from or related to Breast Implant
          Claims:

                              (1)  to the extent there is still a
          positive balance in the record of account referred to in Paragraph 8: (i) Dow will receive the recovery, (ii) Dow will be responsible for all fees and expenses of pursuing the coverage action, and (iii) the record of account referred to in Paragraph 8 will not be affected by such recovery; and

                              (2)  to the extent there is no
          remaining positive balance in the record of account referred to in Paragraph 8, Dow shall have no rights to pursue the Covered Entities' claims against their insurers.

                    13. The Covered Entities shall have discretion concerning the reasonableness of any settlements with their third party insurers, which shall be deemed reasonable absent a showing of bad faith, except as
          provided elsewhere herein.   With respect to Breast
          Implant Claims only, when a Covered Entity reaches a written letter of intent or agreement in principle to settle with any of its third party insurers and at the time of the settlement there is still a positive balance in the record of account referred to in paragraph 8, the Covered Entity shall give Dow notice of such letter of intent or agreement in principle and 20-days within which to approve the settlement or take assignment of the claim against such insurer. If Dow elects to take assignment of the claim against such insurer, Dow must, as a condition of such assignment, pay the Covered Entity the full amount to be paid to the Covered Entity under the proposed letter of intent or agreement in principle. The balance in the record of account established under paragraph 8 hereto shall be increased by the amount of such payment by Dow to the Covered Entity. Dow will be entitled to retain any recoveries it receives from its prosecution of such claim against such insurer. When there is no remaining positive balance left in the record of account described in paragraph 8 and no outstanding insurance recoverables, Dow will have no rights concerning settlements proposed by the Covered Entities.

                    14. This Agreement is a commercial resolution of negotiations concerning the separation of complex insurance and risk management programs of MMD, Lepetit and Dow and its other subsidiaries. Dow does not believe that any party to this Agreement, including Lepetit, has any legitimate financial exposure due to sale or distribution of breast implants, and nothing in this Agreement should be viewed as an admission by Dow of any kind. This Agreement represents a compromise of disputed claims and shall not be construed as an admission by any party as to the correct interpretation or application of any insurance policies purchased by Dow.

                    15.  This Agreement may be executed in
          counterparts.

                    16.  The parties shall not be obligated to
          perform their obligations under this Agreement until the Effective Date. This Agreement shall terminate upon any termination of the Stock Purchase Agreement referred to in paragraph 7(a) hereof.

                    17.  In connection with entering into this
          Agreement, Dow represents and warrants to Hoechst that, on the basis of work performed by and on behalf of Dow in response to Hoechst's inquiries regarding the distribution of breast implants by Lepetit and otherwise, nothing has come to Dow's attention which has led Dow to believe that any of the following statements are untrue:

                         (a)  The actual number of breast implants
               manufactured by Dow Corning Corporation which were sold in the countries indicated in Schedule 17(a) hereto did not exceed in any such country in any year indicated therein the number indicated therein as having been sold in such country in such year;

                         (b)  Lepetit has not sold or distributed
               any breast implants (i) in Italy since 1992, (ii) in Spain or Portugal since 1982 or early 1983 or (iii) in any country other than Italy, Spain or Portugal since 1977; and

                         (c)  All of the breast implants sold or
               distributed by Lepetit in any of the member countries of the European Community were acquired by Lepetit from corporations or other business entities located or domiciled in member countries of the European Community (which corporations and business entities acted as the importers of such breast implants for purposes of the laws of the applicable member countries of the European Community).

                    18. This Agreement (i) constitutes the entire agreement among the Parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise.

                    19. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

                    if to Hoechst:

                         Hoechst Corporation
                         Route 202-206
                         P.O. Box 2500


                         Somerville, New Jersey  08876-1258
                         Fax: 908-231-4848
                         Attention: Harry R. Benz

                    with copies to:

                         Hoechst AG
                         65926 Frankfurt am Main
                         Germany
                         Fax: 011-49-69-319-113
                         Attention: Peter Schuster

                         and

                         Skadden, Arps, Slate, Meagher & Flom
                         919 Third Avenue
                         New York, New York  10022
                         Fax: 212-735-2000
                         Attentionn:     Roger S. Aaron
                                         and
                                  Franklin M. Gittes

                    if to MMD:

                         Marion Merrell Dow Inc.
                         9300 Ward Parkway
                         Kansas City, Missouri  64114
                         Fax: 816-966-3805
                         Attention: General Counsel

                    with copies to:

                         Shook, Hardy & Bacon PC
                         One Kansas City Place
                         1200 Main Street
                         Kansas City, Missouri  64105-2118
                         Fax: 816-421-5547
                         Attention:     Jennings J. Newcom
                                           and
                                  Randall B. Sunberg

                    if to Dow or the Dow Insurance Subsidiaries:

                         The Dow Chemical Company
                         2030 Dow Center
                         Midland, Michigan  48674
                         Fax:  517-636-0861
                         Attention: Jane M. Gootee

                    with a copy to:

                         Mayer, Brown & Platt
                         190 South LaSalle Street
                         Chicago, Illinois  60603-3441
                         Fax:  312-701-7711
                         Attention:  Scott J. Davis


          or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

                    20.  The representations of Dow set forth in
          Section 17 shall survive indefinitely.

                    21.  This Agreement shall be governed by and
          construed in accordance with the law of the State of Delaware, without regard to the principles of conflicts of law thereof.

                    22. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                    IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its representatives thereunto duly authorized, all as of the day and year first above written.

          The Dow Chemical Company           Dorinco Reinsurance
          Company

          By: /s/ John C. Lillich       By:  /s/ Paul D. Brink
               John C. Lillich                    Paul D. Brink
               Corporate Director of              President
               Mergers & Acquisitions

          Marion Merrell Dow Inc.            Dorintal Reinsurance Ltd.

          By: /s/ Fred W. Lyons, Jr.    By:  /s/ Daniel A. Marino
               Fred W. Lyons, Jr.                 Daniel A. Marino
               Chairman and Chief                 Assistant Vice
               Executive Officer                  President



          Hoechst Corporation                Timber Insurance Ltd.

          By: /s/ Harry R. Benz         By:  /s/ Philip M. Roels
               Harry R. Benz                      Philip M. Roels
               Secretary and Treasurer            Vice President